Georgia Worldwide plc

11 Old Jewry, 6th Floor

London EC2R 8DU

United Kingdom

December 30, 2014

VIA EDGAR

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Georgia Worldwide PLC
Registration Statement on Form F-4
File No. 333-199096

Dear Ms. Block:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Georgia Worldwide plc (the “Registrant”) hereby requests acceleration of effectiveness of the Registration Statement on Form F-4, as amended (File No. 333-199096) so that it will be declared effective at 4:00 p.m. Washington, D.C. time on Friday, January 2, 2014, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•                  Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Benjamin M. Roth of Wachtell, Lipton, Rosen & Katz at (212) 403-1378 with any questions you may have concerning this request. In addition, please contact Mr. Roth when this request for acceleration has been granted.

Sincerely,

/s/ Alberto Fornaro

Alberto Fornaro
Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer